Exhibit 99.1

RLX Technology Announces Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

SHENZHEN, March 15, 2024 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Net revenues were RMB520.5 million (US$73.3 million) in the fourth quarter of 2023, compared with RMB340.0 million in the same period of 2022.

•	Gross margin was 23.7% in the fourth quarter of 2023, compared with 43.6% in the same period of 2022.

•	U.S. GAAP net income was RMB216.0 million (US$30.4 million) in the fourth quarter of 2023, compared with U.S. GAAP net loss of RMB225.1 million in the same period of 2022.

•	Non-GAAP net income[1] was RMB432.6 million (US$60.9 million) in the fourth quarter of 2023, compared with RMB249.7 million in the same period of 2022.

Fiscal Year 2023 Financial Highlights

•	Net revenues were RMB1,586.4 million (US$223.4 million) in fiscal year 2023, compared with RMB5,332.8 million in the prior year.

•	Gross margin was 24.4% in fiscal year 2023, compared with 43.2% in the prior year.

•	U.S. GAAP net income was RMB541.0 million (US$76.2 million) in fiscal year 2023, compared with RMB1,408.7 million in the prior year.

•	Non-GAAP net income was RMB903.9 million (US$127.3 million) in fiscal year 2023, compared with RMB1,574.9 million in the prior year.

“Despite external challenges, we achieved an impressive recovery throughout 2023 through strong strategic execution, setting the stage for new ventures,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and CEO of RLX Technology. “We embarked on our international expansion during the fourth quarter, focusing on markets and product categories with the highest growth potential. By acquiring and integrating resources across diverse markets, we can create powerful synergies and elevate operational efficiency, enhancing our global competitiveness. For our domestic business in China, we remain committed to optimizing our product portfolios while combatting illegal products that still weigh on legitimate players’ sales, advocating for a responsible and well-regulated e-vapor industry. Looking ahead, we will continue to expand our business to more markets and develop innovative and premium products to meet our users’ evolving needs.”

Mr. Chao Lu, Chief Financial Officer of RLX Technology, commented, “2023 was a pivotal year of progress for RLX’s domestic operations. We decisively refined our business structure to align with China’s new regulatory environment, driving steady improvements in our financial performance while building a firm foundation for our sustainable future. In the fourth quarter of 2023, we achieved a non-GAAP operating profit of RMB76.1 million, marking a significant turnaround from the previous quarters’ losses and reflecting our robust rebound and growth trajectory. Furthermore, we continued to return value to our shareholders through our share repurchase program and cash dividend, with approximately US$112 million in 2023. We also extended our share repurchase program for an additional 24-month period, demonstrating our confidence in the Company’s long-term prospects. Going forward, our financial strength and solid balance sheet will empower us to pursue development opportunities that create value for our stakeholders.”

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Fourth Quarter 2023 Financial Results

Net revenues were RMB520.5 million (US$73.3 million) in the fourth quarter of 2023, compared with RMB340.0 million in the same period of 2022. The increase was primarily due to our international expansion in Southeast and North Asia.

Gross profit was RMB123.4 million (US$17.4 million) in the fourth quarter of 2023, compared with RMB148.3 million in the same period of 2022.

Gross margin was 23.7% in the fourth quarter of 2023, compared with 43.6% in the same period of 2022. The decrease was primarily due to the imposition of a 36% excise tax, which came into effect on November 1, 2022, and an unfavorable change in revenue mix.

Operating expenses were RMB263.9 million (US$37.2 million) in the fourth quarter of 2023, compared with RMB620.4 million in the same period of 2022. The decrease was primarily due to a decrease in share-based compensation expenses, which were RMB216.6 million (US$30.5 million) in the fourth quarter of 2023, compared with RMB474.9 million in the same period of 2022. The changes in share-based compensation expenses consisted of (i) RMB12.1 million (US$1.7 million) recognized in selling expenses, (ii) RMB194.2 million (US$27.3 million) recognized in general and administrative expenses, and (iii) RMB10.3 million (US$1.5 million) recognized in research and development expenses. The changes in share-based compensation expenses were primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees with the fluctuations of the Company’s share price.

Selling expenses were RMB38.0 million (US$5.4 million) in the fourth quarter of 2023, compared with RMB96.7 million in the same period of 2022, primarily due to a decrease in share-based compensation expenses, salaries and welfare benefits.

General and administrative expenses were RMB204.0 million (US$28.7 million) in the fourth quarter of 2023, compared with RMB394.2 million in the same period of 2022, mainly driven by a decrease in share-based compensation expenses, salaries and welfare benefits.

Research and development expenses were RMB21.9 million (US$3.1 million) in the fourth quarter of 2023, compared with RMB129.6 million in the same period of 2022, mainly driven by a decrease in share-based compensation expenses, salaries and welfare benefits.

Loss from operations was RMB140.5 million (US$19.8 million) in the fourth quarter of 2023, compared with RMB472.2 million in the same period of 2022.

Income tax expense was RMB15.1 million (US$2.1 million) in the fourth quarter of 2023, compared with income tax benefit of RMB16.2 million in the same period of 2022.

U.S. GAAP net income was RMB216.0 million (US$30.4 million) in the fourth quarter of 2023, compared with U.S. GAAP net loss of RMB225.1 million in the same period of 2022.

Non-GAAP net income was RMB432.6 million (US$60.9 million) in the fourth quarter of 2023, compared with RMB249.7 million in the same period of 2022.

U.S. GAAP basic and diluted net income per American depositary share (“ADS”) were RMB0.166 (US$0.023) and RMB0.161 (US$0.023) in the fourth quarter of 2023, respectively, compared with U.S. GAAP basic and diluted net loss per ADS of RMB0.174 and RMB0.174, in the same period of 2022.

Non-GAAP basic and diluted net income per ADS2 were RMB0.335 (US$0.047) and RMB0.325 (US$0.046), respectively, in the fourth quarter of 2023, compared with non-GAAP basic and diluted net income per ADS of RMB0.188 and RMB0.186, respectively, in the same period of 2022.

Balance Sheet and Cash Flow

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term bank deposits, net and long-term investment securities, net of RMB15,138.4 million (US$2,132.2 million), compared with RMB15,186.7 million as of September 30, 2023. For the fourth quarter ended December 31, 2023, net cash generated from operating activities was RMB305.2 million (US$43.0 million).

Fiscal Year 2023 Financial Results

Net revenues were RMB1,586.4 million (US$223.4 million) in fiscal year 2023, compared with RMB5,332.8 million in the prior year. The decrease was primarily due to the discontinuation of older products.

Gross profit was RMB387.7 million (US$54.6 million) in fiscal year 2023, compared with RMB2,305.1 million in the prior year.

Gross margin decreased to 24.4% in fiscal year 2023 from 43.2% in the prior year, primarily due to the imposition of a 36% excise tax, which came into effect on November 1, 2022.

Operating expenses were RMB884.4 million (US$124.6 million) in fiscal year 2023, representing a decrease of 28.8% from RMB1,241.7 million in the prior year. The decrease in operating expenses was primarily due to the decrease in salaries and welfare benefits.

Selling expenses decreased by 38.5% to RMB213.7 million (US$30.1 million) in fiscal year 2023 from RMB347.8 million in the prior year, mainly driven by a decrease in salaries and welfare benefits.

General and administrative expenses decreased by 13.7% to RMB498.0 million (US$70.1 million) in fiscal year 2023 from RMB576.8 million in the prior year, primarily attributable to the decrease in salaries and welfare benefits and accrued liabilities to suppliers.

Research and development expenses decreased by 45.5% to RMB172.7 million (US$24.3 million) in fiscal year 2023 from RMB317.1 million in the prior year, mainly driven by a decrease in salaries and welfare benefits.

Loss from operations was RMB496.7 million (US$70.0 million) in fiscal year 2023, compared with an income from operations of RMB1,063.4 million in the prior year.

Income tax expense was RMB50.8 million (US$7.1 million) in fiscal year 2023, representing a decrease of 86.3% from RMB371.6 million in the prior year.

U.S. GAAP net income was RMB541.0 million (US$76.2 million) in fiscal year 2023, compared with RMB1,408.7 million in the prior year.

Non-GAAP net income was RMB903.9 million (US$127.3 million) in fiscal year 2023, compared with RMB1,574.9 million in the prior year.

U.S. GAAP basic and diluted net income per ADS were RMB0.407 (US$0.057) and RMB0.399 (US$0.056), respectively, in fiscal year 2023, compared with U.S. GAAP basic and diluted net income per ADS of RMB1.092 and RMB1.085, respectively, in the prior year.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP basic and diluted net income per ADS were RMB0.684 (US$0.096) and RMB0.669 (US$0.094), respectively, in fiscal year 2023, compared with non-GAAP basic and diluted net income per ADS of RMB1.218 and RMB1.210, respectively, in the prior year.

Share Repurchase Program and Dividend Payment

The Company repurchased approximately US$98.5 million of its ordinary shares represented by ADSs during the fiscal year of 2023 and US$195.5 million of its ordinary shares represented by ADSs cumulatively, as of December 31, 2023. In December 2023, the Company’s board of directors authorized the extension of its existing share repurchase program established in December 2021 for an additional 24-month period through December 31, 2025.

In November 2023, the Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 1, 2023 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The cash dividend was paid in December 2023 to shareholders. The aggregate amount of the dividend is approximately US$13.0 million.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 15, 2024 (8:00 PM Beijing/Hong Kong Time on March 15, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	1473355

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 22, 2024, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	9792377

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers’ needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward- looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,
	2022 (As adjusted) (a)	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,268,512	2,390,298	336,666
Restricted cash	20,574	29,760	4,192
Short-term bank deposits, net	7,084,879	2,631,256	370,605
Receivables from online payment platforms	3,000	6,893	971
Short-term investments, net	2,434,864	3,093,133	435,659
Accounts and notes receivable, net	51,381	60,482	8,519
Inventories	130,901	144,850	20,402
Amounts due from related parties	5,112	118,736	16,724
Prepayments and other current assets, net	198,932	508,435	71,612
Total current assets	11,198,155	8,983,843	1,265,350
Non-current assets:
Property, equipment and leasehold improvement, net	87,871	77,358	10,896
Intangible assets, net	7,552	69,778	9,828
Long-term investments, net	8,000	8,000	1,127
Deferred tax assets, net	63,894	58,263	8,206
Right-of-use assets, net	75,008	52,562	7,403
Long-term bank deposits, net	1,515,428	1,757,804	247,582
Long-term investment securities, net	3,409,458	5,236,109	737,491
Goodwill	-	66,506	9,367
Other non-current assets, net	13,458	4,874	686
Total non-current assets	5,180,669	7,331,254	1,032,586
Total assets	16,378,824	16,315,097	2,297,936

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	269,346	266,426	37,525
Contract liabilities	75,226	49,586	6,984
Salary and welfare benefits payable	127,749	39,256	5,529
Taxes payable	109,676	77,164	10,868
Amounts due to related parties	423	101,927	14,356
Dividend payable	-	881	124
Accrued expenses and other current liabilities	161,455	103,996	14,648
Lease liabilities - current portion	45,955	29,435	4,146
Total current liabilities	789,830	668,671	94,180

Non-current liabilities:
Deferred tax liabilities	8,653	23,591	3,323
Lease liabilities - non-current portion	39,968	24,419	3,439
Total non-current liabilities	48,621	48,010	6,762
Total liabilities	838,451	716,681	100,942

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,569,060	15,609,393	2,198,540
Noncontrolling interests	(28,687)	(10,977)	(1,546)
Total shareholders' equity	15,540,373	15,598,416	2,196,994

Total liabilities and shareholders' equity	16,378,824	16,315,097	2,297,936

Note (a): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated balance sheets in prior year.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the year ended
	December 31,	September 30,			December 31,
	2022 (As adjusted) (b)	2023 (As adjusted) (b)	December 31, 2023	December 31, 2023	2022 (As adjusted) (b)	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	340,012	498,929	520,468	73,306	5,332,779	1,586,397	223,439
Cost of revenues	(139,073)	(278,578)	(327,325)	(46,103)	(2,974,981)	(856,329)	(120,611)
Excise tax on products	(52,668)	(100,313)	(69,730)	(9,821)	(52,668)	(342,354)	(48,220)
Gross profit	148,271	120,038	123,413	17,382	2,305,130	387,714	54,608

Operating expenses:
Selling expenses	(96,673)	(44,751)	(37,985)	(5,350)	(347,798)	(213,723)	(30,102)
General and administrative expenses	(394,207)	(78,849)	(204,030)	(28,737)	(576,811)	(498,015)	(70,144)
Research and development expenses	(129,558)	(30,783)	(21,904)	(3,085)	(317,110)	(172,686)	(24,322)
Total operating expenses	(620,438)	(154,383)	(263,919)	(37,172)	(1,241,719)	(884,424)	(124,568)

(Loss)/income from operations	(472,167)	(34,345)	(140,506)	(19,790)	1,063,411	(496,710)	(69,960)

Other income：
Interest income, net	54,617	158,260	157,928	22,244	180,729	627,879	88,435
Investment income	25,557	21,028	182,699	25,733	136,531	245,700	34,606
Others, net	150,625	33,412	30,925	4,356	399,641	214,874	30,264
(Loss)/income before income tax	(241,368)	178,355	231,046	32,543	1,780,312	591,743	83,345
Income tax benefit/(expense)	16,243	(1,746)	(15,078)	(2,124)	(371,580)	(50,755)	(7,149)
Net (loss)/income	(225,125)	176,609	215,968	30,419	1,408,732	540,988	76,196
Less: net income/(loss) attributable to noncontrolling interests	3,355	1,579	2,491	351	(32,487)	6,660	938
Net (loss)/income attributable to RLX Technology Inc.	(228,480)	175,030	213,477	30,068	1,441,219	534,328	75,258
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(215,246)	(83,978)	(132,470)	(18,658)	937,428	198,534	27,963
Unrealized (loss)/income on long-term investment securities	(5,425)	3,508	(11,288)	(1,590)	(5,425)	632	89
Total other comprehensive (loss)/income	(220,671)	(80,470)	(143,758)	(20,248)	932,003	199,166	28,052
Total comprehensive (loss)/income	(445,796)	96,139	72,210	10,171	2,340,735	740,154	104,248
Less: total comprehensive income/(loss) attributable to noncontrolling interests	3,355	1,579	2,491	351	(32,487)	6,660	938
Total comprehensive (loss)/income attributable to RLX Technology Inc.	(449,151)	94,560	69,719	9,820	2,373,222	733,494	103,310

Net (loss)/income per ordinary share/ADS
Basic	(0.174)	0.133	0.166	0.023	1.092	0.407	0.057
Diluted	(0.174)	0.130	0.161	0.023	1.085	0.399	0.056

Weighted average number of ordinary shares/ADSs
Basic	1,310,229,331	1,316,452,743	1,285,752,182	1,285,752,182	1,319,732,802	1,311,401,901	1,311,401,901
Diluted	1,310,229,331	1,344,359,144	1,324,466,240	1,324,466,240	1,328,144,092	1,340,445,653	1,340,445,653

Note (b): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of comprehensive (loss)/income in prior quarters/year.

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the year ended
	December 31,	September 30,			December 31,
	2022 (As adjusted) (c)	2023 (As adjusted) (c)	December 31, 2023	December 31, 2023	2022 (As adjusted) (c)	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(225,125)	176,609	215,968	30,419	1,408,732	540,988	76,196
Add: share-based compensation expenses
Selling expenses	41,239	(4,045)	12,128	1,708	(6,993)	16,700	2,352
General and administrative expenses	369,447	29,771	194,153	27,346	162,229	334,344	47,091
Research and development expenses	64,165	(936)	10,335	1,456	10,925	11,824	1,665
Non-GAAP net income	249,726	201,399	432,584	60,929	1,574,893	903,856	127,304

Net (loss)/income attributable to RLX Technology Inc.	(228,480)	175,030	213,477	30,068	1,441,219	534,328	75,258
Add: share-based compensation expenses	474,851	24,790	216,616	30,510	166,161	362,868	51,108
Non-GAAP net income attributable to RLX Technology Inc.	246,371	199,820	430,093	60,578	1,607,380	897,196	126,366

Non-GAAP net income per ordinary share/ADS
- Basic	0.188	0.152	0.335	0.047	1.218	0.684	0.096
- Diluted	0.186	0.149	0.325	0.046	1.210	0.669	0.094
Weighted average number of ordinary shares/ADSs
- Basic	1,310,229,331	1,316,452,743	1,285,752,182	1,285,752,182	1,319,732,802	1,311,401,901	1,311,401,901
- Diluted	1,324,475,455	1,344,359,144	1,324,466,240	1,324,466,240	1,328,144,092	1,340,445,653	1,340,445,653

Note (c): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above unaudited reconciliation of GAAP and Non-GAAP results in prior quarters/year.

 RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the year ended
	December 31,	September 30,			December 31,
	2022 (As adjusted) (d)	2023 (As adjusted) (d)	December 31, 2023	December 31, 2023	2022 (As adjusted) (d)	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(248,866)	82,853	305,197	42,986	486,829	198,703	27,987
Net cash generated from/(used in) investing activities	752,545	967,234	310,274	43,701	(4,133,040)	2,091,145	294,532
Net cash used in financing activities	(150,647)	(206,577)	(791,905)	(111,537)	(477,270)	(1,193,216)	(168,061)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	29,287	(5,918)	(18,544)	(2,612)	203,100	34,340	4,836
Net increase/(decrease) in cash and cash equivalents and restricted cash	382,319	837,592	(194,978)	(27,462)	(3,920,381)	1,130,972	159,294
Cash, cash equivalents and restricted cash at the beginning of the period	906,767	1,777,444	2,615,036	368,320	5,209,467	1,289,086	181,564
Cash, cash equivalents and restricted cash at the end of the period	1,289,086	2,615,036	2,420,058	340,858	1,289,086	2,420,058	340,858

Note (d): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of cash flows in prior quarters/year.